September 5, 2006

VIA U.S. MAIL AND FACSIMILE

Mail Stop 4561

Barbara Page
President and Chief Executive Officer
Westland Development Co., Inc.
401 Coors Boulevard
Albuquerque, NM 87121

>   **Re: Westland Development Co., Inc.**
>   **Schedule 14A Proxy Statement**
>   **Response provided August 29, 2006**
>   **File No. 0-07775**

Dear Ms. Page:

This is to advise you that we have *limited* our review of the above proxy statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to our comment 1. However, it does not appear that the proposed spin-off meets the requirements of Section 4.B.3(a) of SLB 4. This section requires, in part, that the non-reporting subsidiary issuer must, prior to the distribution, register its shares under the Exchange Act in order to provide adequate information to shareholders by the date of the spin-off. Therefore, we re-issue the comment.

*   *   *

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised document that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised document and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3852.

Sincerely,

Owen Pinkerton
Senior Counsel